UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)

                   Under the Securities Exchange Act of 1934*

                              Cano Petroleum, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    137801106
                                    ---------
                                 (CUSIP Number)


                                September 6, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]   Rule 13d-1(b)
          [X]   Rule 13d-1(c)
          [ ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                     ------------------
CUSIP No. 137801106                    13G                    Page 2 of 12 Pages
-------------------------                                     ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Capital Management, LP
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]

                                                                    (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       3,699,236
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,699,236
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,699,236
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

-------------------------                                     ------------------
CUSIP No. 137801106                    13G                    Page 3 of 12 Pages
-------------------------                                     ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Global Resources Master Fund, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]

                                                                    (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       1,952,178
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,952,178
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,952,178
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------------                                     ------------------
CUSIP No. 137801106                    13G                    Page 4 of 12 Pages
-------------------------                                     ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Deep Rock Master Fund, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]

                                                                    (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       1,747,058
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,747,058
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,747,058
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------------                                     ------------------
CUSIP No. 137801106                    13G                    Page 5 of 12 Pages
-------------------------                                     ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul Touradji
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]

                                                                    (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       3,699,236
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,699,236
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,699,236
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)                Name of Issuer:
                         --------------

                         Cano Petroleum, Inc., a Delaware corporation (the "Company")

Item 1(b)                Address of Issuer's Principal Executive Offices:
                         -----------------------------------------------

                         309 West 7th Street, Ste. 1600, Fort Worth, TX 76102

Items 2(a) and 2(b)      Name of Person Filing and Address of Business Office:
                         ----------------------------------------------------

                         This Schedule 13G is filed by and on behalf of Touradji Capital Management, LP ("TCM"), Touradji Global Resources Master Fund, Ltd. ("Global Resources"), Touradji Deep Rock Master Fund, Ltd. ("Deep Rock", together with Global Resources, the "Funds") and Mr. Paul Touradji ("Mr. Touradji"), with respect to shares of common stock, par value $0.0001 per share, of the Company ("Common Stock"). TCM and Mr. Touradji are filing this Schedule 13G to report indirect beneficial ownership of shares of Common Stock (the "Shares") which are directly beneficially owned by the Funds). TCM serves as the Investment Manager to the Funds. Mr. Touradji is a partner of TCM and the portfolio manager of the Funds. By virtue of the foregoing relationships, TCM and Mr. Touradji may be deemed to share beneficial ownership of the Shares with the Funds.

                         TCM, the Funds and Mr. Touradji are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

                         The business address of TCM and Paul Touradji is 101 Park Avenue, 48th Floor, New York, NY 10178.

                         The business address of the Funds is c/o Spectrum Global Fund Administration (Cayman) Anchorage Center, Second Floor P.O. Box 10243 APO Grand Cayman, Cayman Islands BWI.


Item 2(c)                Citizenship:
                         -----------

                         TCM is a Delaware limited partnership. The Funds are Cayman Islands companies. Mr. Touradji is a United States citizen.

Item 2(d)                Title of Class of Securities:
                         ----------------------------

                         Common stock, par value $0.0001 per share.

Item 2(e)                CUSIP Number:
                         ------------

                         137801106

Item 3                   If this statement is filed pursuant to
                         --------------------------------------
                         ss.ss.240.13d-1(b) or 240.13d2(b) or (c), check whether
                         -------------------------------------------------------
                         the person filing is a:
                         ----------------------

                         A. [ ] Broker or dealer registered under Section 15 of
                                the Act,
                         B. [ ] Bank as defined in Section 3(a)(6) of the Act,
                         C. [ ] Insurance Company as defined in Section 3(a)(19)
                                of the Act,
                         D. [ ] Investment Company registered under Section 8 of
                                the Investment Company Act of 1940,
                         E. [ ] Investment Adviser in accordance with Rule 13d-1
                                (b)(1)(ii)(E),
                         F. [ ] Employee Benefit Plan or Endowment Fund in
                                accordance with Rule 13d-1(b)(1)(ii)(F),
                         G. [ ] Parent Holding Company or control person in
                                accordance with Rule 13d-1(b)(1)(ii)(G),
                         H. [ ] Savings Association as defined in Section 3(b)
                                of the Federal Deposit Insurance Act,
                         I. [ ] Church Plan that is excluded from the definition
                                of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                         J. [ ] Group, in accordance with Rule
                                13d-1(b)(1)(ii)(J).

Item 4                   Ownership:
                         ---------

                         A. Touradji Capital Management, LP
                            -------------------------------

                         (a) Amount beneficially owned: 3,699,236 shares of Common Stock, consisting of the sum of (i) 2,574,236 shares of Common Stock; (ii) 125,000 shares of Common Stock that would be received on exercise of warrants held by the Funds to purchase shares of Common Stock ("Warrants"); and iii) 1,000,000 shares of Common Stock that would be received on conversion of Series D Convertible Preferred Stock ("Preferred Stock") held by Deep Rock.

                         (b) Percent of Class: 13.0%. This percentage of stock beneficially owned is calculated based on a total of 27,957,158 outstanding shares of Common Stock, consisting of the sum of (i) 26,832,158 shares of Common Stock outstanding as of May 2, 2006, as reported on the Issuer's Form 10-QSB for the quarterly period ended March 31, 2006; (ii) 125,000 shares of Common Stock that would be received on exercise of Warrants; and (iii) 1,000,000 shares of Common Stock that would be received on conversion of Preferred Stock.

                         (c) (i)   Sole power to vote or direct the vote: -0-
                             (ii)  Shared power to vote or direct the vote:
                                   3,699,236
                             (iii) Sole power to dispose of or direct the
                                   disposition: -0-
                             (iv)  Shared power to dispose of or direct the
                                   disposition of: 3,699,236

                         B. Touradji Global Resources Master Fund, Ltd.
                            -------------------------------------------

                         (a) Amount beneficially owned: 1,952,178 shares of Common Stock, consisting of the sum of (i) 1,889,678 shares of Common Stock and (ii) 62,500 shares of Common Stock that would be received on exercise of Warrants.

                         (b) Percent of Class: 7.3%. This percentage of stock beneficially owned is calculated based on a total of 26,894,658 outstanding shares of Common Stock, consisting of the sum of (i) 26,832,158 shares of Common Stock outstanding as of May 2, 2006, as reported on the Issuer's Form 10-QSB for the quarterly period ended March 31, 2006; and (ii) 62,500 shares of Common Stock that would be received on exercise of Warrants.

                         (c) (i)   Sole power to vote or direct the vote: -0-
                             (ii)  Shared power to vote or direct the vote:
                                   1,952,178
                             (iii) Sole power to dispose of or direct the
                                   disposition: -0-
                             (iv)  Shared power to dispose of or direct the
                                   disposition of: 1,952,178

                         C. Touradji Deep Rock Master Fund, Ltd.
                            ------------------------------------

                         (a) Amount beneficially owned: 1,747,058 shares of Common Stock, consisting of the sum of (i) 684,558 shares of Common Stock; (ii) 62,500 shares of Common Stock that would be received on exercise of Warrants; and (iii) 1,000,000 shares of Common Stock that would be received on conversion of Preferred Stock.

                         (b) Percent of Class: 6.3%. This percentage of stock beneficially owned is calculated based on a total of 27,894,658 outstanding shares of Common Stock, consisting of the sum of (i) 26,832,158 shares of Common Stock outstanding as of May 2, 2006, as reported on the Issuer's Form 10-QSB for the quarterly period ended March 31, 2006; (ii) 62,500 shares of Common Stock that would be received on exercise of Warrants; and (iii) 1,000,000 shares of Common Stock that would be received on conversion of Preferred Stock.

                         (c) (i)   Sole power to vote or direct the vote: -0-
                             (ii)  Shared power to vote or direct the vote:
                                   1,747,058
                             (iii) Sole power to dispose of or direct the
                                   disposition: -0-
                             (iv)  Shared power to dispose of or direct the
                                   disposition of: 1,747,058

                         D. Paul Touradji
                            -------------

                         (a) Amount beneficially owned: 3,699,236 shares of Common Stock, consisting of the sum of (i) 2,574,236 shares of Common Stock; (ii) 125,000 shares of Common Stock that would be received on exercise of Warrants; and (iii) 1,000,000 shares of Common Stock that would be received on conversion of Preferred Stock.

                         (b) Percent of Class: 13.0%. This percentage of stock beneficially owned is calculated based on a total of 27,957,158 outstanding shares of Common Stock, consisting of the sum of (i) 26,832,158 shares of Common Stock outstanding as of May 2, 2006, as reported on the Issuer's Form 10-QSB for the quarterly period ended March 31, 2006; (ii) 125,000 shares of Common Stock that would be received on exercise of Warrants; and (iii) 1,000,000 shares of Common Stock that would be received on conversion of Preferred Stock.

                         (c) (i)   Sole power to vote or direct the vote: -0-
                             (ii)  Shared power to vote or direct the vote:
                                   3,699,236
                             (iii) Sole power to dispose of or direct the
                                   disposition: -0-
                             (iv)  Shared power to dispose of or direct the
                                   disposition of: 3,699,236

Item 5                   Ownership of Five Percent or Less of a Class:
                         --------------------------------------------

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6                   Ownership of More than Five Percent on Behalf of
                         ------------------------------------------------
                         Another Person:
                         --------------

                         Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7                   Identification and Classification of the
                         ----------------------------------------
                         Subsidiary Which Acquired the Security Being
                         --------------------------------------------
                         Reported on By the Parent Holding Company:
                         -----------------------------------------

                         Not applicable

Item 8                   Identification and Classification of Members of the
                         ---------------------------------------------------
                         Group:
                         -----

                         Not applicable

Item 9                   Notice of Dissolution of Group:
                         ------------------------------

                         Not applicable

Item 10                  Certification:
                         -------------

                         Each of the Reporting Persons hereby makes the following certification:

                         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2006


                            TOURADJI CAPITAL MANAGEMENT, LP
                            By: Touradji Capital GP, LLC, its general partner


                            By:  /s/ Paul Touradji
                                 --------------------------------------------
                                 Name:   Paul Touradji
                                 Title:  Managing Member



                            TOURADJI GLOBAL RESOURCES MASTER FUND, LTD.


                            By:  /s/ Paul Touradji
                                 --------------------------------------------
                                 Name:   Paul Touradji
                                 Title:  Director



                            TOURADJI DEEP ROCK MASTER FUND, LTD.


                            By:  /s/ Paul Touradji
                                 --------------------------------------------
                                 Name:   Paul Touradji
                                 Title:  Director


                            /s/ Paul Touradji
                            -------------------------------------------------
                            Paul Touradji




                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                              CANO PETROLEUM, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, dated September 11, 2006, by and among Touradji Capital Management, LP, Touradji Global Resources Master Fund, Ltd., Touradji Deep Rock Master Fund, Ltd. and Mr. Paul Touradji.